

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

February 5, 2010

Mr. Monte E. Taylor, Jr.
Chief Executive Officer
Genelink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

> **Re: Genelink, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2008
> Filed March 31, 2009
> File No. 000-30518**

Dear Mr. Taylor:

     We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

     Sincerely,

     John Reynolds
     Assistant Director